SIMPSON THACHER & BARTLETT LLP

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NEW YORK, N.Y. 10017-3954

(212) 455-2000

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3080	RNORMAN@STBLAW.COM

June 7, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	New Skies Satellites B.V.
Amendment No. 1 to Registration Statement on Form S-4
File No.: 333-123420

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel:

On behalf of New Skies Satellites B.V. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 6, 2005 relating to the above-referenced Registration Statement on Form S-4 filed on May 27, 2005 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement, which reflects these revisions and updates a limited amount of other information.

1.                                      Please advise us in your response letter whether New Skies Satellites N.V. plans to file its Form 20-F for the fiscal year ended December 31, 2004, and, if it does not plan do so, tell us how and when it intends to address this filing obligation under the Securities Exchange Act. We note an earlier comment letter response in which you indicated that New Skies Satellites N.V. planned to file a no-action letter requesting suspension of its Section 13 reporting obligation.

The Company supplementally advises the Staff that New Skies Satellites N.V. has filed a no action letter, dated May 6, 2005, requesting suspension of its Section 13 reporting obligations. Therefore, New Skies Satellites N.V. does not intend to file its Form 20-F for the fiscal year ended December 31, 2004.

2.                                      Please amend your Form S-4 to include the signature of your authorized representative in the United States. See Signatures Instruction 1 to Form S-4.

The Company has amended the Registration Statement to include the signature of Mary Dent, who is the Company’s authorized representative in the United States.

*              *              *              *

The Company acknowledges your references to Rules 460 and 461 regarding requesting acceleration of a registration statement and will endeavor to provide for adequate time after the filing of any amendment for further review before submitting a request for acceleration and to provide any acceleration request at least two business days in advance of the requested effective date.

Please call me (212-455-3080) or Bret Ganis (212-455-2411) of my firm if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Risë B. Norman

Risë B. Norman